                                                                                                                                                                    P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-8005

                                                                                                                                                                      seth_ruderman@vanguard.com

October 25, 2019

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission                              via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:   Vanguard Trustees’ Equity Fund (the “Trust”)

File No. 2-65955-99

Post-Effective Amendment No. 89 – Vanguard Alternative Strategies Fund (the “Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on September 6, 2019, on the above referenced post-effective amendment.

Comment 1:  Fees and Expenses:  Annual Fund Operating Expenses Table, Footnote 1

Comment:           Please include details about the length of the custodian contract and how it can be terminated.

Response:           The footnote matches that in the fund’s financial statements, in accordance with the 1990 Dear CFO Letter issued by the Staff relating to custody credits and the October 2, 1998 Letter to the ICI (see Q&A #6 -- https://www.sec.gov/rules/other/ici1002.txt).  Per Item 3 of Form N-1A, the contract information you have noted is required only if the expense reduction is being displayed as a separate line item in the fee table.

Comment 2:  Principal Investment Strategies:  Risk Methodology

Comment:           The Fund has adopted a risk methodology.  Is there anything more that can be said without divulging confidential information?

Response:           We have added the requested language by updating the risk methodology language as follows:  “The Fund has adopted a risk methodology that targets a fixed range of volatility set by the advisor.  This fixed range of volatility may change from time to time.  The advisor will consider risk level of the individual strategies, composition of the portfolio and market conditions when determining the fixed volatility range.”

Comment 3:  Annual Total Returns:  Benchmark

Comment:           Explain how the new benchmark is better aligned with the Fund.  Explain whether the benchmark is an appropriate broad-based index.

Response:           The new benchmark is better aligned with the Fund as it now provides shareholders with an investable benchmark more closely aligned with the Fund.  In addition, shareholders will now                        see a benchmark that is more commonly used by other funds in this space.  The benchmark is an appropriate broad-based index for the Fund.

Comment 4:  Bar Chart

Comment:        Per Item 4(b)(2)(ii) of Form N-1A, if the fiscal year end (FYE) is other than a calendar year end, include year to date (YTD) information as of the most recent calendar quarter.

Response:         We have revised the disclosure in the manner requested.

Please contact me at (610) 669-8005 with any questions or comments regarding the above response.

Thank you.

Sincerely,

/s/ Seth Ruderman

Seth Ruderman

Senior Counsel

The Vanguard Group, Inc.